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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CRITICAL HOME CARE, INC.
                                (Name of Issuer)

                          Common Stock, $0.25 par value
                         (Title of Class of Securities)

                                   22674W108
                                 (CUSIP Number)

                         Allied International Fund, Inc.
                   125 Michael Drive, Syosset, New York 11791
                                 (516) 578-0413

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 10, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 22674W108



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Allied International Fund, Inc. (I.R.S. Identification No. 13-3905358)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,812,774

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,812,774

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,812,774

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Schedule 13D amends and supplements the Schedule 13D of Allied
International Fund, Inc. ("Allied") previously filed with the Securities and Exchange Commission on October 7, 2002.

Item 3 is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.

         The source of funds paid for 1,812,774 shares of Common Stock of Critical owned by Allied were personal funds of Ms. DePalo. Allied originally purchased 2,012,774 shares of Common Stock of Critical and on February 10, 2004, Allied gifted 200,000 shares to a third party.


Item 5 is hereby amended as follows:
Item 5.  Interest in Securities of the Issuer.

         (a) At the date of this Statement, Allied beneficially owns 1,812,774 shares of Common Stock of Critical. This represents approximately 7.4% of the 24,393,026 total number of the issued and outstanding shares of Common Stock of Critical as of February 13, 2004. In addition, Ms. DePalo owns an additional 50,000 shares of Critical Common Stock individually.

         (b) Allied has sole dispositive and voting power with respect to 1,812,774 shares of Common Stock of Critical.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 13, 2004

                                      Allied International Fund, Inc.



                                      By: /s/ Rosemarie DePalo
                                          -----------------------------------
                                          Rosemarie DePalo, President